Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

RECEIVED
2006 OCT 16 P 3: 2
FFICE OF INTER... CORPORATE F...

#82-34714

October 6, 2006

06017406

U.S. Securities and Exchange Commission
Room 3094 (3-6)
450 – 5th Street NW
Washington, DC 20549

SUPPL

Dear Sirs,

Re: 12g3-2(b) Reg. No. 82-34714

For your information, we enclose a copy of the Company's news releases issued between September 27 (includes Material Change Form) and October 5, 2006.

Yours truly,

Sabine Goetz
Investor Relations
Imperial Metals Corporation
d: 604.488.2657
e: sabinegoetz@imperialmetals.com

PROCESSED
OCT 19 2006
THOMSON
FINANCIAL

Encl.

dlw 10/17

Imperial Metals

NEWS RELEASE

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

Imperial Purchases Common Shares of bcMetals Corporation

Vancouver (October 5, 2006) – **Imperial Metals Corporation (III-TSX)** reports its wholly owned subsidiary CAT-Gold Corporation has purchased 172,500 common shares of bcMetals Corporation ("bcMetals") today through the TSX Venture Exchange. The highest price paid for bcMetals shares purchased today was $0.94 per share.

Imperial announced its intention to make an all cash offer to acquire all of the outstanding common shares of bcMetals on September 8, 2006 and on September 27, 2006 made a formal take over bid offer to the shareholders of bcMetals.

Since the date of the offer, Imperial has purchased 1,850,000 shares of bcMetals through the TSX Venture Exchange at an average price of $0.9394 per share. Imperial owns a total of 3,014,000 common shares of bcMetals.

Imperial is a mine development and operating company based in Vancouver, British Columbia. The Company's key properties are the Mount Polley open pit copper/gold producing mine (100% interest) in central British Columbia, the Huckleberry open pit copper/molybdenum producing mine (50% interest) in northern British Columbia, and the development stage Sterling gold mine (100% interest) in southwest Nevada.

Contact Information: Brian Kynoch, President 604.669.8959; Andre Deepwell, Chief Financial Officer 604.488.2666; Sabine Goetz, Investor Relations 604.488.2657 // website: www.imperialmetals.com // email: info@imperialmetals.com

NEWS RELEASE

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

Imperial Purchases Common Shares of bcMetals Corporation

Vancouver (October 4, 2006) – **Imperial Metals Corporation (III-TSX)** reports its wholly owned subsidiary CAT-Gold Corporation has purchased 378,500 common shares of bcMetals Corporation ("bcMetals") today through the TSX Venture Exchange. The highest price paid for bcMetals shares purchased today was $0.94 per share.

Imperial announced its intention to make an all cash offer to acquire all of the outstanding common shares of bcMetals on September 8, 2006 and on September 27, 2006 made a formal take over bid offer to the shareholders of bcMetals.

Since the date of the offer, Imperial has purchased 1,677,500 shares of bcMetals through the TSX Venture Exchange at an average price of $0.9394 per share. Imperial owns a total of 2,841,500 common shares of bcMetals.

Imperial is a mine development and operating company based in Vancouver, British Columbia. The Company's key properties are the Mount Polley open pit copper/gold producing mine (100% interest) in central British Columbia, the Huckleberry open pit copper/molybdenum producing mine (50% interest) in northern British Columbia, and the development stage Sterling gold mine (100% interest) in southwest Nevada.

Contact Information: Brian Kynoch, President 604.669.8959; Andre Deepwell, Chief Financial Officer 604.488.2666; Sabine Goetz, Investor Relations 604.488.2657 // website: www.imperialmetals.com // email: info@imperialmetals.com

NEWS RELEASE

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

Imperial Purchases Common Shares of bcMetals Corporation

Vancouver (October 3, 2006) – **Imperial Metals Corporation (III-TSX)** reports its wholly owned subsidiary CAT-Gold Corporation has purchased 552,000 common shares of bcMetals Corporation ("bcMetals") today through the TSX Venture Exchange. The highest price paid for bcMetals shares purchased today was $0.94 per share.

Imperial announced its intention to make an all cash offer to acquire all of the outstanding common shares of bcMetals on September 8, 2006 and on September 27, 2006 made a formal take over bid offer to the shareholders of bcMetals.

Since the date of the offer, Imperial has purchased 1,299,000 shares of bcMetals through the TSX Venture Exchange at an average price of $0.9392 per share. Imperial owns a total of 2,463,000 common shares of bcMetals.

Imperial is a mine development and operating company based in Vancouver, British Columbia. The Company's key properties are the Mount Polley open pit copper/gold producing mine (100% interest) in central British Columbia, the Huckleberry open pit copper/molybdenum producing mine (50% interest) in northern British Columbia, and the development stage Sterling gold mine (100% interest) in southwest Nevada.

Contact Information: Brian Kynoch, President 604.669.8959; Andre Deepwell, Chief Financial Officer 604.488.2666; Sabine Goetz, Investor Relations 604.488.2657 // website: www.imperialmetals.com // email: info@imperialmetals.com

NEWS RELEASE

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

Imperial Purchases Common Shares of bcMetals Corporation

Vancouver (October 2, 2006) – **Imperial Metals Corporation (III-TSX)** reports its wholly owned subsidiary CAT-Gold Corporation has purchased 747,000 common shares of bcMetals Corporation ("bcMetals") today through the Toronto Stock Exchange. The highest price paid for bcMetals shares purchased today was $0.94 per share.

Imperial announced its intention to make an all cash offer to acquire all of the outstanding common shares of bcMetals on September 8, 2006 and on September 27, 2006 made a formal take over bid offer to the shareholders of bcMetals.

Since the date of the offer, Imperial has purchased 747,000 shares of bcMetals at an average price of $0.9368 per share. Imperial owns a total of 1,911,000 common shares of bcMetals.

Imperial is a mine development and operating company based in Vancouver, British Columbia. The Company's key properties are the Mount Polley open pit copper/gold producing mine (100% interest) in central British Columbia, the Huckleberry open pit copper/molybdenum producing mine (50% interest) in northern British Columbia, and the development stage Sterling gold mine (100% interest) in southwest Nevada.

Contact Information: Brian Kynoch, President 604.669.8959; Andre Deepwell, Chief Financial Officer 604.488.2666; Sabine Goetz, Investor Relations 604.488.2657 // website: www.imperialmetals.com // email: info@imperialmetals.com

NEWS RELEASE

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

IMPERIAL MAILS TAKE OVER BID DOCUMENTS

Vancouver (September 27, 2006) – **Imperial Metals Corporation (III-TSX)** today mailed a formal take over bid offer (the "Offer") to acquire all of the outstanding common shares and out of the money warrants of bcMetals Corporation ("bcMetals").

The all cash Offer, announced on September 8, 2006, is open for acceptance until 4:00pm Pacific Time on November 2, 2006 unless extended or withdrawn.

Shareholders of bcMetals are offered $0.95 cash for each common share of bcMetals, which represents a premium of 46 per cent over the average closing price for the common shares of bcMetals for the last 20 trading days prior to September 7, 2006. Holders of out of the money warrants are offered $0.02 cash for each warrant. The Offer is subject to certain conditions, including acceptance of the Offer by bcMetals shareholders owning not less than 90% of the outstanding common shares of bcMetals on a fully diluted basis.

If the 90% acceptance level is achieved Imperial intends, but is not obligated, to take steps to acquire all remaining outstanding common shares of bcMetals. Imperial currently owns 1,164,000 common shares (3.1%) of bcMetals through wholly owned subsidiary CAT-Gold Corporation.

For further information about the Offer contact Computershare Investor Services Inc. at 1-800-564-6253.

The Offer documents are available on Imperial's website www.imperialmetals.com, the SEDAR website www.sedar.com, or by direct request to Imperial.

This news release does not constitute an Offer to buy or an invitation to sell, or the solicitation of an Offer to buy or invitation to sell, any of the securities of Imperial or bcMetals. Such an Offer may only be made pursuant to a formal offer and take over bid circular filed with the securities regulatory authorities in Canada.

Investors and security holders are urged to read the Offer and take over bid circular regarding the proposed transaction referred to in the foregoing information.

Imperial is a mine development and operating company based in Vancouver, British Columbia. The Company's key properties are the Mount Polley open pit copper/gold producing mine (100% interest) in central British Columbia, the Huckleberry open pit copper/molybdenum producing mine (50% interest) in northern British Columbia, and the development stage Sterling gold mine (100% interest) in southwest Nevada.

Contact Information: Brian Kynoch, President 604.669.8959; Andre Deepwell, Chief Financial Officer 604.488.2666; Sabine Goetz, Investor Relations 604.488.2657 // website: www.imperialmetals.com // email: info@imperialmetals.com

Form 51-102F3
Material Change Report

Item 1. Name and Address of Company

Imperial Metals Corporation
Suite 200, 580 Hornby Street
Vancouver, BC
V6C 3B6

Telephone: (604) 669-8959

(the "Issuer" or "Imperial")

Item 2. Date of Material Change

September 27, 2006

Item 3. News Release

The Issuer issued a news release at Vancouver, British Columbia on September 27, 2006 through CCN Matthews and was electronically filed through SEDAR.

Item 4. Summary of Material Change

The Issuer announced that it (through a wholly owned subsidiary) mailed a formal take over bid offer (the "Offer") to acquire all of the outstanding common shares and out-of-the-money warrants of bcMetals Corporation ("bcMetals").

The all cash Offer, announced on September 8, 2006, is open for acceptance until 4:00pm Pacific Time on November 2, 2006 unless extended or withdrawn.

Item 5. Full Description of Material Change

The Issuer announced that it (through a wholly owned subsidiary) mailed a formal take over bid offer (the "Offer") to acquire all of the outstanding common shares and out-of-the-money warrants of bcMetals Corporation ("bcMetals").

The all cash Offer, announced on September 8, 2006, is open for acceptance until 4:00pm Pacific Time on November 2, 2006 unless extended or withdrawn.

Shareholders of bcMetals are offered $0.95 cash for each common share of bcMetals, which represents a premium of 46 per cent over the average closing price for the common shares of bcMetals for the last 20 trading days prior to September 7, 2006. Holders of out-of-the-money warrants are offered $0.02 cash for each warrant. The Offer is subject to certain conditions, including acceptance of the Offer by bcMetals shareholders owning not less than 90% of the outstanding common shares of bcMetals on a fully diluted basis.

If the 90% acceptance level is achieved Imperial intends, but is not obligated, to take steps to acquire all remaining outstanding common shares of bcMetals. Imperial currently owns 1,164,000 common shares (3.1%) of bcMetals through wholly owned subsidiary CAT-Gold Corporation.

For further information about the Offer contact Computershare Investor Services Inc. at 1-800-564-6253.

The Offer documents are available on Imperial's website www.imperialmetals.com, the SEDAR website www.sedar.com, or by direct request to Imperial.

This news release does not constitute an Offer to buy or an invitation to sell, or the solicitation of an Offer to buy or invitation to sell, any of the securities of Imperial or bcMetals. Such an Offer may only be made pursuant to a formal offer and take over bid circular filed with the securities regulatory authorities in Canada.

Investors and security holders are urged to read the Offer and take over bid circular regarding the proposed transaction referred to in the foregoing information.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7. Omitted Information

Not applicable

Item 8. Executive Officer

For further information, contact Andre Deepwell, Chief Financial Officer of the Issuer, at (604) 669.8959.

Item 9. Date of Report

Dated September 29, 2006.

IMPERIAL METALS CORPORATION

Per:

"Andre Deepwell"
Andre Deepwell
Chief Financial Officer

NEWS RELEASE

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

IMPERIAL MAILS TAKE OVER BID DOCUMENTS

Vancouver (September 27, 2006) – **Imperial Metals Corporation (III-TSX)** today mailed a formal take over bid offer (the "Offer") to acquire all of the outstanding common shares and out of the money warrants of bcMetals Corporation ("bcMetals").

The all cash Offer, announced on September 8, 2006, is open for acceptance until 4:00pm Pacific Time on November 2, 2006 unless extended or withdrawn.

Shareholders of bcMetals are offered $0.95 cash for each common share of bcMetals, which represents a premium of 46 per cent over the average closing price for the common shares of bcMetals for the last 20 trading days prior to September 7, 2006. Holders of out of the money warrants are offered $0.02 cash for each warrant. The Offer is subject to certain conditions, including acceptance of the Offer by bcMetals shareholders owning not less than 90% of the outstanding common shares of bcMetals on a fully diluted basis.

If the 90% acceptance level is achieved Imperial intends, but is not obligated, to take steps to acquire all remaining outstanding common shares of bcMetals. Imperial currently owns 1,164,000 common shares (3.1%) of bcMetals through wholly owned subsidiary CAT-Gold Corporation.

For further information about the Offer contact Computershare Investor Services Inc. at 1-800-564-6253.

The Offer documents are available on Imperial's website www.imperialmetals.com, the SEDAR website www.sedar.com, or by direct request to Imperial.

This news release does not constitute an Offer to buy or an invitation to sell, or the solicitation of an Offer to buy or invitation to sell, any of the securities of Imperial or bcMetals. Such an Offer may only be made pursuant to a formal offer and take over bid circular filed with the securities regulatory authorities in Canada.

Investors and security holders are urged to read the Offer and take over bid circular regarding the proposed transaction referred to in the foregoing information.

Imperial is a mine development and operating company based in Vancouver, British Columbia. The Company's key properties are the Mount Polley open pit copper/gold producing mine (100% interest) in central British Columbia, the Huckleberry open pit copper/molybdenum producing mine (50% interest) in northern British Columbia, and the development stage Sterling gold mine (100% interest) in southwest Nevada.

Contact Information: Brian Kynoch, President 604.669.8959; Andre Deepwell, Chief Financial Officer 604.488.2666; Sabine Goetz, Investor Relations 604.488.2657 // website: www.imperialmetals.com // email: info@imperialmetals.com